SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___ )*

                                ImagicTV Inc.
                               (Name of issuer)

                         Common Shares, no par value
                        (Title of class of securities)

                                 45247E 10 7
                                (CUSIP number)

                                 Manon Losier
                Legal Counsel and Assistant Corporate Secretary
                             Aliant Horizons Inc.
                       One Brunswick Square, 18th Floor
                        P.O. Box 5030, Saint John, NB,
                                Canada, E2L 4L4
                               ( 506 ) 694-6558

                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               February 7, 2003
                         (Date of event which requires
                           filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ?.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

CUSIP No. 45247E 10 7               13D                      Page 2 of 9 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              Aliant Horizons Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]

                                                                       (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         00
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada
--------------------------------------------------------------------------------
       NUMBER OF         7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY              7,209,749
        OWNED BY         -------------------------------------------------------
          EACH           8      SHARED VOTING POWER
       REPORTING
         PERSON                 0
          WITH           -------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                7,209,749
                         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,521,448 (Aliant Horizons Inc. owns directly 7,209,749 Common Shares and may be deemed to be the beneficial owner of the Common Shares beneficially owned by Alcatel Canada Inc. ("Alcatel")

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 45247E 10 7               13D                      Page 3 of 9 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              Aliant Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]

                                                                       (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         00
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada
--------------------------------------------------------------------------------
       NUMBER OF         7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY              7,209,749
        OWNED BY         -------------------------------------------------------
          EACH           8      SHARED VOTING POWER
       REPORTING
         PERSON                 0
          WITH           -------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                7,209,749
                         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,521,448 (Aliant Inc. does not directly own any Common Shares. Aliant Inc. may be deemed to be the beneficial owner of the Common Shares beneficially owned by Aliant Horizons Inc. and Alcatel)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

                  This statement relates to the common shares, without par value (the "Common Shares"), of ImagicTV Inc., a corporation existing under the laws of Canada (the "Issuer"). The address of the principal executive offices of the Issuer is One Brunswick Square, 14th Floor, P.O. Box 303, St. John, New Brunswick, Canada, E2L 3Y2.

Item 2.  Identity and Background.

                  This statement is being filed by Aliant Horizons Inc, a corporation organized under the laws of Canada ("Aliant Horizons") and Aliant Inc., a corporation organized under the laws of Canada ("Aliant", together with Aliant Horizons, the "Reporting Persons") with respect to Common Shares beneficially owned by the Reporting Persons. Aliant Horizons is a wholly-owned subsidiary of Aliant.

                  The business address of the Reporting Persons is One Brunswick Square, 18th Floor, P.O. Box 5030, Saint John, NB, Canada, E2L 4L4.

                  Schedule I attached hereto sets forth certain additional information with respect to each director and executive officer of the Reporting Persons.

                  To the knowledge of the Reporting Persons, during the last five years neither the Reporting Persons nor any of the persons listed on
Schedule I or named in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  As of the date hereof, the Reporting Persons beneficially own an aggregate of 16,521,448 Common Shares. Of the 16,521,448 Common Shares 7,209,749 Common Shares are owned directly by Aliant Horizons and no Common Shares are directly owned by Aliant. Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, by reason of its relationship with Alcatel as described in Item 4, Aliant Horizons may be deemed the beneficial owner of all the Common Shares beneficially owned by Alcatel and Aliant may be deemed the beneficial owner of all of the Common Shares beneficially owned by Aliant Horizons.

                  The aggregate purchase price of the Common Shares owned directly by Aliant Horizons was approximately CDN$14,546,000. The Common Shares owned directly by Aliant Horizons Inc. were purchased in exchange for approximately CDN$9,946,000 cash and certain technology assets valued at CDN$4,600,000.


                  As more fully described in Item 4 below, pursuant to the Arrangement Agreement (as defined below), Alcatel is to acquire all of the outstanding Common Shares of the Issuer in a stock-for-stock transaction.

Item 4.  Purpose of Transaction.

                  Pursuant to an Arrangement Agreement entered into between Alcatel and the Issuer (the "Arrangement Agreement"), Alcatel is to acquire all of the outstanding Common Shares of the Issuer in a stock-for-stock transaction (the "Arrangement"). In consideration of Alcatel entering into the Arrangement Agreement, certain shareholders of the Issuer (each a "Principal Shareholder" and collectively the "Principal Shareholders"), including Aliant Horizons, have entered into a Shareholder Agreement (each a "Shareholder Agreement") wherein, among other things, each Principal Shareholder irrevocably agrees to vote in favor of the Arrangement and against any other transaction not involving Alcatel. However, the Shareholder Agreements terminate under certain circumstances, including on the business day following the day when the Issuer's board of directors approves, recommends, accepts or enters into an agreement, arrangement or understanding with respect to a Superior Proposal (as defined in the Arrangement Agreement attached as Exhibit B hereto) that is also an Acceptable Offer (as defined in the Shareholder Agreement attached as Exhibit C hereto). In such case, under certain circumstances, each of the Principal Shareholders is to pay Alcatel the excess, if any, of the per Common Share value under the Acceptable Offer over US$1.20.

                       As a result of the Shareholder Agreement between Aliant Horizons and Alcatel, Aliant Horizons may be deemed to beneficially own all the Common Shares beneficially owned directly and indirectly by Alcatel as of the effective date of the Shareholder Agreements, pursuant to Rule 13d-5(b)(1) of the Exchange Act.

                  Each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Shares beneficially owned by Alcatel and the filing of this Schedule 13D shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

                       The descriptions of the Arrangement Agreement and Shareholder Agreement in this Item 4 are qualified in their entirety by reference to the full text of such agreements, which are incorporated herein by reference and attached hereto as Exhibits B and C, respectively.

Item 5.  Interest in Securities of the Issuer.

                  (a) - (b) As of the date hereof, the Reporting Persons beneficially own the aggregate number and percentage of outstanding Common Shares set forth below:

------------------------------------- ----------------------------------- -----------------------------------
          Reporting Person            Aggregate Number of Common Shares    Percentage of Outstanding Common
                                              Beneficially Owned                      Shares (1)
------------------------------------- ----------------------------------- -----------------------------------
Aliant Horizons Inc.                          16,521,448 (2) (4)                        66.1%
------------------------------------- ----------------------------------- -----------------------------------
Aliant Inc.                                   16,521,448 (3) (4)                        66.1%
------------------------------------- ----------------------------------- -----------------------------------

(1) Calculated based on the aggregate of 24,678,063 Common Shares outstanding as of May 14, 2002, as reported in the Issuer's Form 20-F/A filed July 29, 2002, and 307,214 Common Shares subject to options held by the Principal Shareholders that are currently exercisable or exercisable within 60 days.

(2) Aliant Horizons Inc. directly owns 7,209,749 Common Shares. Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, by reason of its relationship with Alcatel as described in Item 4, Aliant Horizons Inc. may be deemed the beneficial owner of all the Common Shares beneficially owned by Alcatel.

(3) Aliant Inc. has the indirect power to direct the vote and to direct the disposition of the Common Shares held by Aliant Horizons Inc. through its direct interest in Aliant Horizons Inc. and may be deemed the beneficial owner of all of the Common Shares beneficially owned by Aliant Horizons Inc.

(4) Each of the Reporting Persons expressly disclaims beneficial ownership of any of the shares of Common Shares beneficially owned by Alcatel and the filing of this Schedule 13D shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

(c) Other than the transactions described in Item 4 of this Schedule 13D, there were no transactions by the Reporting Persons during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit A, with respect to the joint filing of this statement, and any amendment or amendments hereto.

                  Each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Shares beneficially owned by Alcatel and the filing of this Schedule 13D shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

                  Except as set forth in Items 4 and 6, to the best of the Reporting Persons' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

                  Exhibit A    Agreement Regarding Joint Filing of Schedule
                               13D, dated as of April 15, 2003, by and among Aliant Horizons Inc. and Aliant Inc.

                  Exhibit B    Form of Arrangement Agreement between Alcatel
                               and ImagicTV Inc. Hereby incorporated by reference to Exhibit C to the Schedule 13D filed by Alcatel on February 18, 2003.

                  Exhibit C    Form of Shareholder Agreement among Alcatel and
                               Aliant Horizons Inc. Hereby incorporated by reference to Exhibit B to the Schedule 13D filed by Alcatel on February 18, 2003.

                                  SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


Dated: April 15, 2003



                                       Aliant Horizons Inc.



                                       By:      /s/ Reid Parker
                                                __________________________
                                                Reid Parker
                                                Treasurer

                                       By:      /s/ Robert Neal
                                                __________________________
                                                Robert Neal
                                                President



                                       Aliant  Inc.



                                       By:      /s/ Reid Parker
                                                __________________________
                                                Reid Parker
                                                Treasurer

                                       By:      /s/ Robert Neal
                                                __________________________
                                                Robert Neal
                                                Senior Vice President

                                  SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS
                    OF ALIANT HORIZONS INC. AND ALIANT INC

                  The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Aliant Horizons Inc. and Aliant Inc. are set forth below. If no business address is given, the director's or officer's address is Aliant Horizons Inc., One Brunswick Square, 18th Floor, P.O. Box 5030, Saint John, NB, Canada, E2L 4L4.

                             ALIANT HORIZONS INC.

Name and Position
(if different from
Principal Occupation                                   Present Principal Occupation or
or Employment)                                         Employment and Address

William D. Anderson                                    President, BCE Ventures
Director                                               1000 de La Gauchetiere, West, Suite 3700
                                                       Montreal, Quebec  H3B 4Y7
                                                       Canada

Miller H. Ayre                                         Publisher, The Telegram
Director                                               P.O. Box 5005
                                                       St. John's, NF  A1C 5V3
                                                       Canada

J. Charles Caty                                        Corporate Director
Director                                               10 Ennisclare Drive West
                                                       Oakville, ON  L6J 4N2
                                                       Canada

Robert Dexter                                          Chairman & CEO, Maritime Travel Inc.
Director                                               202-2000 Barrington Street
                                                       Halifax, NS  B3J 3Y4
                                                       Canada

Jay Forbes
Director & CEO

Peter Nicholson                                        Special Advisor to Secretary-General
Director                                               Organization for Economic Co-operation and Development
                                                       2, rue Andre Pascal
                                                       Paris, Cedex 16
                                                       75775 France

Margot Northey                                         Corporate Director
Director                                               c/o D. Nightingale
                                                       1066 King Street West, Apt. 1208
                                                       Kingston, ON  K7M 9C5

Edward Reevey                                          Chairman & CEO, Addee Development Ltd.
Director                                               2907 Rothesay Road
                                                       Rothesay, NB  E2E 5T9
                                                       Canada

John Sheridan                                          President, Bell Canada
Director                                               483 Bay Street, Floor 6N
                                                       Toronto, ON  M5G 2E1
                                                       Canada

Catherine Tait                                         Entertainment Executive & Founder, Duopoly
Director                                               418 Pacific Street
                                                       Brooklyn, NY  11217
                                                       United States

Stephen Wetmore                                        Vice Chair Corporate, Bell Canada
Director                                               483 Bay Street, Floor 6N
                                                       Toronto, ON  M5G 2E1
                                                       Canada

Charles White                                          Partner, White Ottenheimer & Baker
Director & Chairman                                    Barristers & Solicitors
                                                       Baine Johnston Centre, 6th Floor
                                                       P.O. Box 5457
                                                       St. John's, NF  A1C 5W4
                                                       Canada

Victor Young                                           Corporate Director
Director                                               9 Primrose Place
                                                       St. John's, NF  A1B 4H2
                                                       Canada

Robert Neal
President

Barry Kydd
Executive VP & CFO

Reid Parker
VP & Treasurer

Manon Losier
Assistant Corporate Secretary

                                  ALIANT INC.

Name and Position
(if different from                                     Present Principal Occupation or
Principal Employment)                                  Employment and Address

William D. Anderson                                    President, BCE Ventures
Director                                               1000 de La Gauchetiere, West, Suite 3700
                                                       Montreal, Quebec  H3B 4Y7
                                                       Canada

Miller H. Ayre                                         Publisher, The Telegram
Director                                               P.O. Box 5005
                                                       St. John's, NF  A1C 5V3
                                                       Canada

J. Charles Caty                                        Corporate Director
Director                                               10 Ennisclare Drive West
                                                       Oakville, ON  L6J 4N2
                                                       Canada

Robert Dexter                                          Chairman & CEO, Maritime Travel Inc.
Director                                               202-2000 Barrington Street
                                                       Halifax, NS  B3J 3Y4
                                                       Canada

Jay Forbes
Director, President & CEO

Peter Nicholson                                        Special Advisor to Secretary-General
Director                                               Organization for Economic Co-operation and Development
                                                       2, rue Andre Pascal
                                                       Paris, Cedex 16
                                                       75775 France

Margot Northey                                         Corporate Director
Director                                               11383 Nitinat Drive
                                                       North Saanich, BC
                                                       V8L 5R8

Edward Reevey                                          Chairman & CEO, Addee Development Ltd.
Director                                               2907 Rothesay Road
                                                       Rothesay, NB  E2E 5T9
                                                       Canada

John Sheridan                                          President, Bell Canada
Director                                               483 Bay Street, Floor 6N
                                                       Toronto, ON  M5G 2E1
                                                       Canada

Catherine Tait                                         Entertainment Executive & Founder, Duopoly
Director                                               418 Pacific Street
                                                       Brooklyn, NY  11217
                                                       United States

Stephen Wetmore                                        Vice Chair Corporate, Bell Canada
Director                                               483 Bay Street, Floor 6N
                                                       Toronto, ON  M5G 2E1
                                                       Canada

Charles White                                          Partner, White Ottenheimer & Baker
Director & Chairman                                    Barristers & Solicitors
                                                       Baine Johnston Centre, 6th Floor
                                                       P.O. Box 5457
                                                       St. John's, NF  A1C 5W4
                                                       Canada

Victor Young                                           Corporate Director
Director                                               9 Primrose Place
                                                       St. John's, NF  A1B 4H2
                                                       Canada

Barry Kydd
Executive VP & CFO

Frank Fagan
Executive VP & COO

Robert Neal
Senior VP Business Development

David Rathbun
Senior VP Corporate & Chief Human Resources Officer

Reid Parker
VP & Treasurer

Manon Losier
Assistant Corporate Secretary

                                 EXHIBIT INDEX

      Exhibit

          A Agreement Regarding Joint Filing of Schedule 13D, dated as of April 15, 2003, by and among Aliant Horizons Inc. and Aliant Inc.

          B Form of Arrangement Agreement between Alcatel and ImagicTV Inc. Hereby incorporated by reference to Exhibit C to the Schedule 13D filed by Alcatel on February 18, 2003.

          C Form of Shareholder Agreement among Alcatel and Aliant Horizons Inc. Hereby incorporated by reference to Exhibit to the
               Schedule 13D filed by Alcatel on February 18, 2003.